UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL Energia S.A.
Publicly held Corporation
CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), a publicly held company, with its headquarters in the City of Campinas, State of São Paulo, at Rodovia Engenheiro Miguel Noel Nascentes Burnier, n. 1755, km 2.5, Parque São Quirino, (“Company”) as requested by the applicable law, according to article 157, § 4º from Law nº 6.404/76 (“Brazilian Corporate Law”) and Instruction of Securities and Exchange Commission (Comissão de Valores Mobiliários - “CVM”) nº 358/02, herein communicates to its shareholders and the general market of the concessions grouping of distributions companies: RGE Sul Distribuidora de Energia S.A. (“RGE Sul”)  and Rio Grande Energia S.A. (“RGE”) in a single concession contract, by a corporate transaction of merger (“Transaction”), in which RGE will be merged into RGE Sul, considering RGE Sul as Merging Company and RGE as Merged Company.

On December 4th 2018, by means of the Resolution for Authorization n. 7,499, the National Agency for Electric Power (Agência Nacional de Energia Elétrica – “ANEEL”) agreed on the grouping of the concessions of the two companies listed above, through the merger of all the assets of RGE into RGE Sul, on December 31st, 2018.

The Board of Executive Officers and the Board of Directors of the Company evaluated the offer and concluded that the Transaction, in addition to streamline the current corporate structure of the Company’s assets will optimize the administrative and operational costs with large-scale savings and synergy, as of 2019.

As a result of the Transaction and relevant transfer of the assets of RGE to RGE Sul, the Company RGE will no longer exists and the capital stock of  RGE Sul will change from R$ 1,495,084,206.07 (one billion, four hundred ninety five million, eighty four thousand, two hundred  and six reais and seven cents), to R$ 2,788,106,505.07 (two billion, seven hundred and eighty-eight million, one hundred and six thousand, five hundred and five reais and seven cents), divided into 1,125,427 (one million, one hundred and twenty-five thousand, four hundred and twenty- seven) common shares, all nominative, book-entry shares with no par value.

Further information regarding the transaction will be available in Portuguese in the Company website (https://cpfl.riweb.com.br).

Campinas, December 31st, 2018.

Gustavo Estrella

Financial and Investor Relation Officer Executive Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 31, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.